Exhibit 4.8(c)

EXECUTION COPY

DEVELOPMENT AGREEMENT

FOR THE

ATLANTIS, PALM ISLAND

BY AND BETWEEN

KERZNER INTERNATIONAL DEVELOPMENT FZ LLC

AS DEVELOPER

AND

KERZNER NAKHEEL LIMITED

AS OWNER

5th May, 2004

DEVELOPMENT AGREEMENT

This Development Agreement (as the same may be amended, modified or supplemented from time to time, this “Agreement”) is made and entered into this day of May, 2004 (the “Effective Date”), by and between KERZNER NAKHEEL LIMITED, a British Virgin Island company with offices at Trident Trust Company, Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, BVI (the “Owner”) and (ii) KERZNER INTERNATIONAL DEVELOPMENT FZ LLC, a United Arab Emirates Free Zone Limited Liability Company having its registered office at Boutique Office No. 19, Dubai Media City, Dubai, United Arab Emirates (the “Developer”). The Owner and the Developer are sometimes hereinafter referred to as the “Parties.”

W I T N E S S E T H:

WHEREAS, Owner is the lessee of those certain parcels of real property located on The Palm Jumeirah, Dubai, United Arab Emirates consisting of approximately 125 acres of land, more particularly described in Exhibit ”A” attached hereto and made a part hereof, together with any property subsequently acquired or controlled by Owner for the purposes of developing or expanding a destination resort to be known as Atlantis, The Palm (collectively, the “Real Property”), together with any and all infrastructure and improvements currently existing or developed in the future (collectively, the “Improvements” and together with the Real Property, “Atlantis, Palm Island” or the “Resort”); and

WHEREAS, Owner desires to develop the Resort in one or more phases (each a “Phase” and collectively, the “Project”) through the development of, among other components, Phase I of the Project to include the following:   an approximate US$1.1 billion development project consisting of an approximate 2,000-room luxury hotel and an extensive water-theme park as more particularly described in the Phase I development plan attached hereto and made a part hereof as Exhibit ”B”; and

WHEREAS, Developer (together with its Affiliates, as hereinafter defined) has experience and expertise related to development and construction oversight services involving luxury resort hotels and ancillary facilities; and

WHEREAS, Developer is prepared to provide certain development services to the Owner with respect to the development of the Project to be undertaken with respect to the Resort during the Term of this Agreement (as hereinafter defined); and

WHEREAS, Owner desires to retain Developer to provide such services on an exclusive basis, and Developer is willing to provide such services to Owner, subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties covenant and agree as follows:

ARTICLE 1

THE PROJECT

Section 1.01  The Project.  The subject matter of this Agreement is the development of the Project in one or more Phases as may be determined by the Owner from time to time during the Term hereof.

ARTICLE 2

TERM

Section 2.01  Term.  The term of this Agreement shall commence on the Effective Date and continue through the completion date of all Phases of the Project (the “Term”) (unless sooner terminated in accordance with the provisions of this Agreement, or upon mutual agreement of the parties). For the purposes hereof, the Term of this Agreement shall continue through the term of the Management Agreement, defined in Section 9.02 below.

ARTICLE 3

APPOINTMENT OF DEVELOPER AND DEVELOPER’S SERVICES

Section 3.01  Appointment.  Owner hereby retains Developer as its exclusive Developer for the Project and in connection therewith, to perform or provide the services described in this Agreement relating to the development of the Project. Developer hereby agrees to provide the services set forth herein, and such additional services as may from time to time be mutually agreed.

Section 3.02  Developer’s Obligations.  Subject to Owner’s approval of Developer’s actions with respect to the Project, Developer shall be primarily responsible for the following: scheduling, coordinating and directing the Project, including, without limitation, (a) managing Project development and construction until the issuance of the necessary governmental permits which allow the lawful use and occupancy of all portions of the Project, (b) supervision of the completion of any “punch-list” or incomplete items involving any component of the Project, (c) providing reports to Owner periodically as to the status of the development of the Project, and (d) coordinating all construction and other services related to construction typically provided in connection with the development of projects similar to such Project and customary or necessary to prosecute the Project to a successful completion. The scope of the services to be performed by Developer under this Agreement (“the Developer’s Services”) are more particularly described in Exhibit ”C” attached hereto and made a part hereof. Developer shall perform its obligations subject to the following:

(i)         Budget. Although Developer will use commercially reasonable efforts to complete each Phase of the Project within the construction schedule and development budget established and approved by Owner (each such budget being herein referred to as a “Budget”), it is understood that agreement as to any construction schedule or Budget shall not constitute or be deemed to constitute a guaranty or warranty of such schedule or Budget by Developer nor shall any construction schedule or Budget serve as a measure of Developer’s performance. Notwithstanding the foregoing, it is understood and agreed that Developer shall not make expenditures in excess of the amounts provided in the applicable Budget without the consent of Owner (which consent shall not be unreasonably withheld, conditioned or delayed), except for those expenditures undertaken pursuant to Section 8.02 of this Agreement, and provided further that Developer shall have the right to make line item variances and adjustments to Budget line items in an amount not to exceed ten percent (10%). All of the foregoing services are to be performed in conjunction with the contractors, project manager, architects, attorneys and other consultants recommended by Developer and retained by Owner pursuant to contracts negotiated and recommended by Developer. Notwithstanding the foregoing, Developer will not be responsible for day-to-day onsite supervision of the Project; such onsite supervision being the sole responsibility of a project manager (whether as a third party contractor or through direct employment of a project management team) (“Project Manager”) and general contractor to be selected by Owner with the assistance and recommendations of Developer.

(ii)         Disclaimer: Developer is not responsible for, and gives no warranty or representation as to structural integrity of the Real Property, the development of the site, its fitness for purpose or any environmental impact on the Real Property.

(iii)        Affiliates. Developer may perform certain of its obligations hereunder and otherwise act by and through or in concert with one or more Affiliates (as defined below) provided that the foregoing shall not diminish any of Developer’s obligations or responsibilities hereunder. Owner recognizes that personnel of Developer or its Affiliates shall not be precluded from working upon other projects of Developer or its Affiliates, provided that such work does not interfere with the performance of Developer’s obligations hereunder. An “Affiliate” is defined herein to include any entity which is owned or controlled by Developer, or any of its direct or indirect principal shareholders, members, or partners, or which directly or indirectly owns a majority interest in or controls Developer, or is under common control with or by Developer’s principal shareholders, members, or partners.

ARTICLE 4

CONTROL OF PROJECT

Section 4.01  Development Objectives.  Developer shall develop in consultation with Owner, and the Consultants (as defined in Section 4.02 below) to the extent necessary, the various themes, goals and objectives for each Phase of the Project which shall result in a development plan for that Phase of the Project and which shall be approved by Owner. The development plan shall (i) identify the major requirements of each Project Phase, (ii) formulate the budget estimates and timetables and construction schedules for each Project Phase, and (iii) be approved by Owner. The Developer may use as the basis for hard construction costs and scheduling estimates the information provided by construction contractors and other Consultants for various aspects of the Project, which information shall be reviewed and verified by Developer. A preliminary development plan for the Project, approved by Owner, is attached hereto as Exhibit ”B.”

Section 4.02  Selection of the Contractors, Architect and Consultants.  Developer shall review, select and facilitate Owner’s retention of, as more particularly described below (i) a contractor, contractors, or construction manager for each Phase of the Project (the “Contractor(s)”), (ii) the design and production architect or architects for each Phase of the Project (the “Architect(s)”), and (iii) civil, structural, mechanical, electrical, plumbing and other engineers, interior decorating consultants and space planners, scheduling consultants, construction consultants and other consultants as Developer recommends be engaged by Owner, or which may otherwise be necessary or appropriate for each Phase of the Project (collectively referred to herein as the “Consultants”). All fees paid to the Contractor, the Architect and the Consultants shall be at the sole cost and expense of, and be paid by, Owner on a timely basis in accordance with the requisition and payment procedures established by Developer and shall be in addition to the fees and reimbursements paid to the Developer as set forth herein.

(i)          Engagement of Architect Project Manager and Consultants. Owner shall engage an Architect(s), Project Manager and/or Consultants, based on the recommendations of Developer, familiar with the design of hotel facilities and for the purpose of performing certain services in connection with the construction of each Project Phase, including site development. All agreements with the Architect(s), Project Manager and the Consultants shall be in a form of contracts prepared by Developer for execution by Owner.

(ii)         Plan Development. Developer shall maintain a liaison with and coordinate the activities of the Architects and Consultants to produce schematic design documents, design development documents, and final plans and specifications for each Project Phase in accordance with the recommendations of Developer and as approved by Owner. Owner shall implement alternative solutions whenever design details adversely affect construction cost, feasibility, project quality, or the construction timetable.

(iii)        Proposal Review and Bid Process. Developer shall conduct a review of proposals for the construction of each Phase of the Project, and Developer shall negotiate any construction contract, on behalf of Owner, prior to the award of such construction contract or contracts to a qualified Contractor or Contractors and/or Construction Manager.

(iv)        Contracts. Developer shall recommend Contractors and/or a Construction Manager and the Owner shall enter into a construction management agreement and related contracts, or a general contract for the construction of the Project. Developer shall prepare for review and approval by Owner, such approval not to be unreasonably withheld, conditioned, or delayed, and execution by Owner of, all required contract documents and agreements necessary for construction of the Project. All contracts shall be in a form negotiated, prepared by Developer and recommended to Owner for execution.

(v)         Contract Documents. Any contract relating to the construction of the Project (the “Contract Documents”) shall require the Contractors to be responsible for providing, or causing to be provided, as applicable, all materials, equipment and labor necessary to construct and equip the Project as necessary, including site development, and shall be consistent with subparagraph (vi) below. The scope of the Contract Documents shall require the Contractors to construct the Project, or cause the construction of the Project, as applicable, in accordance with the plans and specifications prepared by the Architect, including any changes or modifications thereto, which plans and specifications are to be recommended to Owner by Developer and approved by Owner, such approval not to be unreasonably withheld or delayed.

(vi)        Construction Administration. During the construction of each Phase of the Project, the Developer shall act as the Owner’s representative for all of Owner’s construction administration duties and responsibilities. Developer shall be solely responsible for all construction contract and construction management administration during the construction phase of each Project Phase. Developer shall interpret and decide on matters concerning the performance of any Contractor, and the requirements of the Contract Documents. Developer shall have the authority to reject work that does not conform to the Contract Documents. Developer shall conduct inspections to determine the date or dates of substantial completion and the date of final completion of the Project facilities.

Section 4.03  Bid Procedures and Awards.  With the Developer’s review and approval, and subject to the provisions hereof, the Contractor(s) shall be responsible for the method to be used in selecting subcontractors and in awarding subcontracts in accordance with subcontract forms approved by Developer.

Section 4.04  Status Reports.  To the extent requested by Owner, during the pre-development phase of each Project Phase, Developer shall provide a monthly status report to reflect the Project status. Following the start of construction, Developer shall report on a monthly basis to Owner, or more frequently as reasonably requested by Owner, regarding the progress of construction activities.

Section 4.05  Developer to Nominate Key Personnel.  During the construction of each phase of the Project, Developer shall nominate at least two (2) key persons to supervise on a full-time basis the Developer’s Services provided under this Agreement.

Section 4.06  Relationship of Developer to Owner.  In carrying out its duties and obligations hereunder, Developer’s relationship to Owner shall be that of an independent contractor. Developer’s project manager, key personnel, executive personnel and support staff that are employed in connection with Developer’s services hereunder in connection with the

Project shall be and shall remain employees, agents or representatives, as the case may be, of Developer and shall not by virtue of their employment with Developer in connection with Developer’s services hereunder, be deemed employees of Owner. Developer agrees to handle the payroll for its employees, withhold from their wages and salaries and make all tax filings and payments with respect to such employees as is required by law, provided, however, that these wage and salary expenses shall be reimbursable to Developer pursuant to Section 6.02 below. In its capacity as aforesaid, Developer shall act for and on behalf of Owner as its representative, and all contracts, permits, licenses, variances and other such documents shall be for and in the name of Owner. Developer shall not be required to make any payments on behalf of Owner or the Project except to the extent that funds are made available by Owner; and, should Developer expend any of Developer’s funds in conjunction with the Project, such funds shall be reimbursed by Owner in accordance with the provisions of Section 6.02 of this Agreement.

Section 4.07  Relationship of Developer to Contractor(s) and Consultants.  Developer shall not have control or charge of and shall not be responsible for the design of the Project or portion thereof, construction means, methods, techniques, sequences or procedures, for the acts or omissions of the Contractor(s), subcontractors, the Architect and Consultants (except those on the staff of Developer or its Affiliates), or any other persons performing any such work on the Project, or for the failure of any of them to carry out their work in accordance with their respective contract documents. Owner shall contract directly with all Contractors, Architects, and Consultants.

ARTICLE 5

OWNER’S OBLIGATIONS

Section 5.01  Obligations of Owner.  During the Term, Owner shall have the obligations set forth below:

(i)          Approvals. Owner shall grant approval or deny approval, within fifteen (15) days of request, for actions of Developer with respect to the Project;

(ii)         Payments to Developer. Owner shall promptly pay, or make sufficient funds available to Developer to pay, the fees and reimbursements provided for herein, and all Project costs and expenses whether or not set forth in the applicable Budget (which shall include, without limitation, all fees and expenses of the Project’s construction managers, contractors, architects, attorneys and other consultants);

(iii)        Insurance. Owner shall procure and maintain (or cause to be procured and maintained by the Architects, Consultants and Contractors) throughout the Term, and at Owner’s expense, insurance coverage as set forth on Exhibit ”D” hereto;

(iv)        Financing. Owner shall arrange and negotiate any necessary financing for the development of the Project;

(v)         Authorizations and Permits. Owner and Developer shall cooperate with each other to obtain and maintain all necessary zoning, design and other permits and approvals required for development of the Project;

(vi)        Access. Provide Developer and Contractors with access to the Project site at all times; and

(vii)       Cooperation. Owner shall do all things and provide all such assistance and cooperation to the Developer as may be necessary and reasonable to assist Developer in the performance of its obligations.

ARTICLE 6

DEVELOPER’S FEE

Section 6.01  Developer’s Fee.  Owner and Developer shall engage in good faith negotiations to determine Developer’s fee (the “Developer’s Fee”) for each respective Phase of the Project. For Phase I of the Project, Owner shall pay to Developer a fixed Developer’s Fee in the amount of Twenty Million dollars (US$20,000,000.00). Three Million dollars (US$3,000,000.00) of the Developer’s Fee for Phase I shall be paid on the Effective Date. Additional advances against the remainder of the total Developer’s Fee shall be paid on a monthly basis, without set-off, deduction or counterclaim, during the applicable development period of Phase I of the Project based upon Developer’s good faith estimate of the total fee payable and the duration of the development period for Phase I. The amount of the monthly installments shall be modified from time to time to reflect changes to the Budget and/or construction schedule. Costs and expenses to be reimbursed to Developer shall be paid within thirty (30) days after Developer’s requisition therefore.

Section 6.02  Reimbursements to Developer.  Owner shall reimburse Developer for any and all of the following costs and expenses incurred by Developer in conjunction with the Project:

(i)          the third party costs of obtaining all necessary inspections, tests, approvals, permits and governmental fees, licenses and bonds legally necessary or required by Owner for the proper execution and completion of Developer’s Services;

(ii)         the third party costs of all materials and supplies necessary for the proper execution and completion of Developer’s Services including ordinary and necessary third party out-of-pocket costs and expenses for airfare, hotels, meals, couriers, photocopying, postage, entertainment expenses and other similar corporate overheads incurred by the Developer in connection with the day-to-day execution of Developer’s Services (and budgeted on an ongoing basis for approval by Owner);

(iii)        payments made by Developer on behalf of Owner or the Project;

(iv)        all costs associated with the inspection of the Project and the status thereof by representatives of Developer, as Developer shall, in its sole discretion, deem necessary from time to time, including, but not limited to, all travel, meals, entertainment and other out-of-pocket expenses of Developer’s employees incurred in the performance of this Agreement, in accordance with reasonable protocols to be established between Owner and Developer;

(v)         any costs incurred pursuant to and in accordance with the terms of Section 8.02;

(vi)        all Project related costs, expenses and overheads in connection with the presence of and activities of Developer’s staff servicing the Project site, including but not limited to, salaries, wages and benefits of Developer’s staff (including those key personnel referred to in Section 4.05), provision of fully fitted-out office space with power back-up, air conditioning, UPS, furniture, fixtures and equipment, utilities, telephone, postage, courier services, photocopying, stationery and related office expenses provided that any head-office, corporate-allocated, or other off-site costs of Developer shall not be eligible for reimbursement; and

(vii)       any other costs reasonably associated with Developer’s Services.

Developer shall submit statements covering such items to Owner, and Owner shall pay to Developer or its Affiliate(s), as applicable, the amount indicated thereon promptly upon the receipt of such statements. Developer shall keep appropriate records to document all reimbursable expenses paid by Developer, which records will be made available for inspection by Owner or its agents upon request.

Section 6.03  Credits to Owner.  Developer shall credit to Owner all discounts, commissions, rebates or similar cost savings obtained in connection with Developer’s development of the Project.

Section 6.04  Taxes.  Owner shall be responsible for payment of all value added, goods and services, sales, withholding or similar taxes (but not income or gross receipts taxes payable by Developer by virtue of the receipt of the Developer’s Fee) and any other governmental fees, if any, levied on or deducted from any amounts payable to Developer or any of its Affiliates pursuant to this Agreement. The amount of such value added, goods and services, sales, withholding or similar taxes (but not income or gross receipts taxes payable by Developer by virtue of the receipt of the Developer’s Fee) shall be payable by Owner to Developer or such Affiliate together with the payment to which it relates, or as otherwise required by applicable law, so that the amount actually received by Developer or such Affiliate in respect of such payment (after payment of such taxes) equals the full amount stated to be payable in respect of such payment. To the extent applicable law requires any such taxes to be paid by Owner directly to a governmental authority, Owner shall pay such taxes promptly, and receipts or other proof of such payment shall be provided to Developer or such affiliate promptly upon receipt.

ARTICLE 7

CLAIMS AND LIABILITY

Section 7.01  Claims and Liability.  Owner and Developer mutually agree for the benefit of each other to look only to the appropriate insurance coverages in effect pursuant to this Agreement in the event any demand, claim, action, damage, loss, liability or expense occurs as a result of injury to person or damage to property, regardless of whether any such demand, claim, action, damage, loss, liability or expense is caused or contributed to by, or results from, the negligence of Owner or Developer or their subsidiaries, Affiliates, employees, directors, officers, agents or independent contractors, and regardless of whether the injury to person or damage to property occurs in and about the Resort or elsewhere as a result of the performance of this Agreement. Nevertheless, as to Developer, in the event the insurance proceeds are insufficient or there is no insurance coverage to satisfy the demand, claim, action, loss, liability or expense, and the same did not arise out of the gross negligence or willful misconduct of Developer, Owner agrees, at its expense, to indemnify and hold Developer and its subsidiaries, Affiliates, and each of their respective officers, directors, employees, agents and independent contractors harmless to the extent of the liability or excess liability, as the case may be.

Section 7.02  Survival.  The provisions of this Article 7 shall survive any cancellation, termination or expiration of this Agreement and shall remain in full force and effect until such time as the applicable statute of limitation shall cut off all demands, claims, actions, damages, losses, liabilities and expenses which are the subject of the provisions of this Article 7.

ARTICLE 8

CLOSURE, EMERGENCIES AND DELAYS

Section 8.01  Events of Force Majeure.  Developer shall have the authority after consultation with Owner if circumstances allow, but otherwise in Developer’s sole discretion, to cease work on the Project in order to protect the Resort and/or the health, safety and welfare of the guests and/or employees of the Resort for reasons beyond the reasonable control of Developer, such as, but not limited to, acts of war, insurrection, civil strife and commotion, labor unrest, weather conditions (including, without limitation, hurricanes, typhoons, tornadoes, cyclones, other severe storms, winds and lightning), earthquakes, volcanic eruptions, disease, contagious illness, epidemics, governmental regulations and orders, shortage or lack of adequate supplies or lack of skilled or unskilled employees, failure of infrastructure services or structural integrity of the Project, fundamental access to Resort, environmental impact on the Project, erosion, tidal waves, settlement of dredged areas, other catastrophic events and other acts of God. In any such event or similar events (each, an “Event of Force Majeure”), Developer may cease work on all or any part of the Project then in progress, postpone or cancel work on the Project then contemplated, and provide immediate notice thereof to Owner specifying the circumstances of the Event of Force Majeure, providing any supporting documentation as may be available to evidence such circumstances, and shall periodically update the Owner on the progress of the Event of Force Majeure during the course of the resulting interruption of work on the Project. Developer may restart and commence the Project when Developer deems that the Project may be undertaken without jeopardy to the Resort, its guests and employees; provided, however, that if such stoppage is for a continuous period of more than ninety (90) consecutive days, Developer shall not restart the Project without Owner’s consent, which shall not be unreasonably withheld, conditioned or delayed.

Developer and Owner agree, except monetary obligations and except as otherwise provided herein, that the time within which a party is required to perform an obligation and Developer’s right to develop the Project under this Agreement shall be extended for a period of time equivalent to the period of delay caused by any Event of Force Majeure.

Section 8.02  Emergencies.  In the event of an emergency situation which creates a risk to life, safety or significant damage to the Resort (each an “Emergency Situation”), Developer shall make good faith, reasonable efforts to notify Owner as soon as Developer becomes aware of the Emergency Situation (but in all events within twenty-four (24) hours following the Emergency Situation) and Developer may make such non-budgeted expenditures as are reasonable in the circumstances (but in no event shall non-budgeted Emergency Situation expenditures exceed One Million and No/100 Dollars ($1,000,000.00) without Owner’s consent); it being understood that Developer shall have no liability or responsibility for any failure to take any action in connection with an Emergency Situation, if the action is not taken as a result of this One Million and No/100 Dollars ($1,000,000.00) limitation or because the other requirements for Emergency Situation expenditures are otherwise not satisfied.

ARTICLE 9

TERMINATION RIGHTS

Section 9.01  Bankruptcy and Dissolution.  If either party is voluntarily or involuntarily dissolved or declared bankrupt or insolvent by a court of competent jurisdiction, or commits an act of bankruptcy, or if a company enters into liquidation, whether compulsory or voluntary, otherwise than for the purpose of amalgamation or reconstruction, or compounds with its creditors, or has a receiver appointed over all or any part of its assets, or passes title in lieu of foreclosure, the other party may terminate this Agreement immediately upon serving notice to the other party, without liability on the part of the terminating party.

Section 9.02  Termination of Management Agreement.  Either party may terminate this Agreement if that Management Agreement, to be entered into by and among Kerzner International Management FZ-LLC (the “Manager”) and Owner (the “Management Agreement”) expires or is terminated upon default in accordance with its terms, provided however, only the party not in default under the Management Agreement may terminate this Agreement pursuant to this Section 9.02. This Agreement shall also terminate in the event of a casualty or condemnation which results in the termination of the Management Agreement.

Section 9.03  (a) Owner’s Default.  The following shall, at the election of Developer, constitute an event of default by Owner under this Agreement (each such event being referred to herein as an “Owner’s Default”):

(i)          Owner fails to pay any fees to Developer for a period of thirty (30) days after the due date (or, for amounts that are due upon demand or presentation of an invoice, thirty (30) days after the receipt of such written demand or presentation of such invoice) ; provided however that if Developer makes a good faith effort to cure such default within the thirty day cure period but such default by its nature cannot reasonably be cured within such period, the cure period shall be extended by a reasonable period not to exceed one hundred and twenty (120) days.

(ii)         Owner fails to keep or perform any material duty, obligation, covenant or agreement of Owner under this Agreement (other than a payment obligation referenced in subsection (i) above), and the continuation of such failure for a period of thirty (30) days after the receipt of written notice of such failure from Developer.

(iii)        Any material license or permit required for Developer’s performance under the Agreement is suspended for a period in excess of thirty (30) days (through no fault of Developer).

On the occurrence of any Owner’s Default, Developer shall have the right to terminate this Agreement by written notice to Owner.

(b)            Developer Default.  The following shall, at the election of Owner, constitute an event of default by Developer under this Agreement (such event being referred to herein as the “Developer Default”):

(i)          Developer fails to keep or perform any material duty, obligation, covenant or agreement of Developer under the agreement, and the continuation of such failure for a period of thirty (30) days after the receipt of written notice from Owner; provided however that if Developer makes a good faith effort to cure such default within the thirty day cure period but such default by its nature cannot reasonably be cured within such period, the cure period shall be extended by a reasonable period not to exceed one hundred and twenty (120) days.

On the occurrence of any Developer’s Default, Owner shall have the right to terminate this Agreement by written notice to Developer.

(c)            Failure of Financing.  In the event that the Owner fails to obtain the necessary financing for the Project by the 31st December, 2004, either party may serve thirty (30) days written notice to the other, at the expiration of which this Agreement shall terminate, subject to any fees or reimbursable expenses up to that date owed to Developer shall be payable and paid by Owner.

Section 9.04  Delays.   Notwithstanding any other provision of this Agreement, if any event of the type described in Article 8 occurs after the Effective Date and Developer is unable to continue development of the Resort for a period of ninety (90) days, Developer shall have the option to terminate this Agreement upon thirty (30) days’ prior written notice to Owner, without liability on the part of the Developer, its parent or their subsidiaries or Affiliates.

Section 9.05  Transition Upon Termination.  Upon any termination of this Agreement, all fees and payments due to Developer as of the effective date of termination, including all accrued and unpaid fees and reimbursable charges and expenses, shall be paid to Developer within ten (10) days after delivery to Owner of an itemized statement of such fees and payments. Developer shall be entitled to exercise the right of set off provided in Section 11.14 hereof with respect to such fees, charges and expenses. In addition, Developer will provide reasonable cooperation to Owner in order to effect an orderly transition of the Project to Owner or as Owner’s nominee, subject to Developer being reimbursed any costs or expenses of so doing.

Section 9.06  Indemnification re Future Business.  Owner shall indemnify and hold Developer and its Affiliates harmless from and against all costs, expenses, claims and liabilities, including reasonable attorneys’ fees, arising or resulting from the failure of Owner, following the expiration or earlier termination (for whatever cause) of this Agreement, (i) to perform its obligations pursuant to any contracts assigned to Owner or Owner’s designee pursuant to Section 9.05 above, or (ii) to honor and fulfill all obligations of Owner under any contracts or leases entered into in the ordinary course of business by Developer as agent of Owner within the scope and terms of this Agreement prior to such expiration or termination, or (iii) to honor all purchase orders and to pay all payables arising out of the operation by Developer of the Resort in the ordinary course of business in accordance with the provisions of this Agreement prior to such expiration or termination.

ARTICLE 10

APPLICABLE LAW AND ARBITRATION

Section 10.01  Applicable Law.  The interpretation, validity and performance of this Agreement shall be governed by the procedural and substantive laws of England, and any and all disputes, except those specifically referred to below, shall be brought and maintained within that jurisdiction. If any judicial authority holds or declares that the law of another jurisdiction is applicable, this Agreement shall remain enforceable under the laws of that jurisdiction.

Section 10.02  Arbitration. Except as otherwise specified in this Agreement, any dispute, controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Rules of the London Court of International Arbitration (or any similar successor rules thereto) as are in force on the date when a notice of arbitration is received. The number of arbitrators shall be one unless either party to the arbitration requests otherwise, in which case there shall be three. The language to be used in the proceedings shall be English. The place of arbitration shall be London or such other place as the parties may agree. The decision of the arbitration board shall be final and binding upon the parties, and such decision shall be enforceable through any courts having jurisdiction and particularly the Dubai courts. The costs and expenses of arbitration shall be allocated and paid by the parties as determined by the arbitrators.

Section 10.03 Performance During Disputes. It is mutually agreed that during any kind of controversy, claim, disagreement or dispute, including a dispute as to the validity of this Agreement or the validity of a notice to terminate this Agreement, Developer and Owner shall continue their performance of the provisions of this Agreement. Developer shall be entitled to injunctive relief from a civil court or other competent authority to maintain possession in the event of a threatened eviction during any dispute, controversy, claim or disagreement arising out of this Agreement.

ARTICLE 11

GENERAL PROVISIONS

Section 11.01 Authorization. Owner and Developer represent and warrant to each other that their respective legal entities have full power and authority to execute this Agreement and to be bound by and perform the terms hereof. On request, each party shall furnish the other evidence of such authority.

Section 11.02 Relationship. Owner and Developer shall not be construed as joint venturers or partners of each other by reason of this Agreement and neither shall have the power to bind or obligate the other except as set forth in this Agreement.

Section 11.03 Developer’s Contractual Authority in the Performance of this Agreement. Notwithstanding any provision hereof to the contrary, Developer is authorized to make, enter into and perform in the name of, as agent for, and for the account of Owner any contracts reasonably deemed necessary by Developer to perform its obligations under this Agreement and otherwise in conformity with the provisions hereof . In exercising its authority hereunder, Developer shall be entitled to execute and enter into contracts without the specific approval of Owner so long as each such contract (i) requires annual expenditures or otherwise establishes annual liability of Fifty Thousand and No/100 Dollars ($50,000.00) or less and (ii) has a term (excluding options in favor of Developer or Owner to renew) of one (1) year or less or (iii) can be cancelled without penalty upon sixty (60) days’ notice or less. Any contract that does not satisfy the conditions set forth in the preceding sentence shall require the prior approval in each instance of Owner, unless the particular expenditure is authorized in an applicable budget. Owner agrees to promptly respond to any request for approval and further agrees that its consent shall not be unreasonably withheld, conditioned, or delayed. Subject to Section 11.06, Developer shall be authorized to enter into contracts with Affiliates of Developer, but only so long as the terms and provisions thereof are on competitive terms and conditions available from unrelated and unaffiliated third parties.

Section 11.04 Further Actions. Owner and Developer agree to execute all contracts, agreements and documents and to take all actions reasonably necessary to comply with the provisions of this Agreement and the intent hereof.

Section 11.05 Successors and Assigns. Owner’s consent shall not be required for Developer to assign its rights, interests or obligations as Developer hereunder to an entity (each, a “KZL Permitted Assignee”) in which Kerzner International Limited, a Bahamian corporation (“KZL”) owns, directly or indirectly, at least fifty and one-tenth percent (50.1%) of the ownership interests, and in which KZL or a KZL Permitted Assignee has the sole power to direct management. Developer shall have the right to pledge or assign its right to receive the Developer’s Fees hereunder without the prior written consent of Owner.

Developer’s consent shall not be required for Owner to assign its rights, interests, or obligations as Owner to any affiliate or successor in interest which may result from any merger, consolidation or reorganization with, or any sale or assignment to, any corporation, individual, partnership or other entity which shall acquire all or substantially all of Owner’s business or the Resort, or any affiliate or successor thereof.

Section 11.06 Disclosure of Related Party Transactions. Developer shall disclose to Owner all transactions and agreements with any of its Affiliates related to this Agreement, which shall be subject to Owner’s prior written consent, which shall not be unreasonably conditioned, withheld, or delayed, except that no Owner consent shall be required for transactions or agreements that are (i) in the aggregate in any year, in the amount of Fifty Thousand and No/100 Dollars ($50,000.00) or less and (ii) have a term of twelve (12) months or less (or can be cancelled without penalty upon sixty (60) days notice or less).

Section 11.07 Notices. All notices or other communications provided for in this Agreement shall be in writing and shall be either hand delivered, delivered by certified mail, postage prepaid, return receipt requested, delivered by an overnight delivery service, or delivered by facsimile machine (with an executed original sent the same day by an overnight delivery service), addressed as set forth on Exhibit ”E” hereto. Notices shall be deemed delivered on the date that is four (4) calendar days after the notice is deposited in the mail (not counting the mailing date) if sent by certified mail, or if hand delivered, on the date the hand delivery is made, or if delivered by facsimile machine during business hours, on the date the transmission is made (or the next business day if not transmitted during business hours). If given by an overnight delivery service, the notice shall be deemed delivered on the fourth business day following the date that the notice is deposited with the overnight delivery service. The addresses given above may be changed by any party by notice given in the manner provided herein.

Section 11.08 Documents. Owner shall furnish Developer copies of all leases, title documents, property tax receipts and bills, insurance statements, all financing documents (including notes and mortgages) relating to the Resort and such other documents pertaining to the Resort as Developer shall request.

Section 11.09 Waivers. No failure or delay by Developer or Owner to insist upon the strict performance of any covenant, agreement, term or condition of this Agreement, or to exercise any right or remedy consequent upon the breach thereof, shall constitute a waiver of any such breach or any subsequent breach of such covenant, agreement, term or condition. No covenant, agreement, term, or condition of this Agreement and no breach thereof shall be waived, altered or modified except by written instrument signed by the party against whom the same is sought. No waiver of any breach shall affect or alter this Agreement, but each and every covenant, agreement, term and condition of this Agreement shall continue in full force and effect with respect to any other then existing or subsequent breach thereof.

Section 11.10 Changes. Any change to or modification of this Agreement must be evidenced by a written document signed by the Parties.

Section 11.11 Captions. The captions for each Article and Section are intended for convenience only.

Section 11.12 Severability. If any of the terms and provisions hereof shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any of the other terms or provisions hereof. If, however, any material part of a party’s rights under this Agreement shall be declared invalid or unenforceable (specifically including Developer’s right to receive its Developer’s Fees), the party whose rights have been declared invalid or unenforceable shall have the option to terminate this Agreement upon thirty (30) days’ written notice to the other party, without liability on the part of the terminating party.

Section 11.13 Interest. Any amount payable to Developer or Owner by the other which has not been paid when due shall accrue interest beginning on the date due at the lesser of: (a) the highest legal limit permitted under the laws of England or (b) LIBOR (as such term is defined in the Operating Agreement) plus five percent (5%).

Section 11.14 Set off. Without prejudice to Developer’s right to terminate this Agreement pursuant to the provisions of this Agreement, Developer may at any time and without notice to Owner set off or transfer any sum or sums held by Developer or any of its Affiliates to the order or on behalf of Owner in respect of all sums due to Developer under the terms of this Agreement.

Section 11.15 Third Party Beneficiary. This Agreement is exclusively for the benefit of the parties hereto and it may not be enforced by any party other than the Parties, and shall not give rise to liability to any third party other than the authorized successors and assigns of the parties hereto.

Section 11.16 Brokerage. Owner and Developer represent and warrant to each other that neither has sought the services of a broker, finder or agent in this transaction, and neither has employed, nor authorized, any other person to act in such capacity. Owner and Developer each hereby agrees to indemnify and hold the other harmless from and against any and all claims, loss, liability, damage or expense (including reasonable attorneys’ fees) suffered or incurred by the other party as a result of a claim brought by a person or entity engaged or claiming to be engaged as a finder, broker or agent by the indemnifying party.

Section 11.17 Survival of Covenants. Any covenant, term or provision of this Agreement which, in order to be effective, must survive the termination of this Agreement, shall survive any such termination.

Section 11.18 Estoppel Certificate. Owner and Developer agree to furnish to the other party, from time to time upon request, an estoppel certificate in such reasonable form as the requesting party may request, stating whether there have been any defaults under this Agreement known to the party furnishing the estoppel certificate, and such other information relating to the Resort as may be reasonably requested.

Section 11.19 Other Agreements. Except to the extent as may now or hereafter be specifically provided, nothing contained in this Agreement shall be deemed to modify any other agreement between Owner and Developer with respect to the Resort or any other property. This

Agreement contains the entire agreement between Owner and Developer regarding the development of the Resort.

Section 11.20 Periods of Time. Whenever any determination is to be made or action is to be taken on a date specified in this Agreement, if such date shall fall on a Thursday or a Friday or legal holiday under the laws of United Arab Emirates, then in such event, said date shall be extended to the next day which is not a weekend or legal holiday in such location.

Section 11.21 Preparation of Agreement. This Agreement shall not be construed more strongly against either party regardless of who is responsible for its preparation.

Section 11.22 Exhibits. All exhibits attached hereto are incorporated herein by reference and made a part hereof as if fully rewritten or reproduced herein.

Section 11.23 Projections. Owner acknowledges that any written or oral budgets, construction and development schedules, or other similar information that has been (prior to execution of this Agreement) or will be (during the Term) provided by Developer, or any affiliate of Developer, to Owner is for information purposes only, and that Developer, and any such affiliate, do not guarantee that the Resort will achieve the construction and development results set forth in any such budgets, construction or development schedules, or other similar information. Owner further acknowledges that (i) any such budgets, construction or development schedules, or other similar information are based on assumptions and estimates; (ii) unanticipated events may occur subsequent to the date of preparation of such budgets, construction or development schedules, or other similar information which impact the Resort; and (iii) the actual construction and development results achieved by the Resort are likely to vary from the estimates contained in any such budgets, construction or development schedules, or other similar information, and such variations might be material.

Section 11.24 U.S. Currency. Unless otherwise expressly stated herein, all dollar amounts stated in this Agreement shall refer to United States Dollars.

Section 11.25 Attorneys’ Fees and Other Costs. The parties to this Agreement shall bear their own attorneys’ fees in relation to negotiating and drafting this Agreement. Should Owner or Developer engage in litigation pursuant to Section 10.01 to enforce their respective rights pursuant to this Agreement, the prevailing party shall have the right to indemnity by the non-prevailing party for an amount equal to the prevailing party’s reasonable attorneys’ fees, court costs and expenses arising therefrom.

Section 11.26 Indemnification of Developer. Owner shall indemnify, defend, and hold Developer harmless from and against any and all actions, suits, claims, penalties, losses, damages and expenses, including reasonable attorneys’ fees, based upon or arising out of Developer’s performance of its services hereunder, or out of any occurrence or event happening in or about the Resort or in connection with the Project or occurring in connection with the operation or development of the Project, or with respect to any preopening activities contemplated hereunder, including any alleged breach, or investigation relating to a possible breach, of any legal requirement (collectively “Claims”), except to the extent such Claims are based upon Developer’s gross negligence or willful misconduct. This provision shall survive the expiration or termination of this Agreement.

Section 11.27 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original.

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The parties hereto have executed this Agreement as of the date first written above.

OWNER:

KERZNER NAKHEEL LIMITED

By:	/s/ Sultan Ahmed Bin Sulayem
Name: Sultan Ahmed Bin Sulayem
Title: Director

In witness:	/s/ Sahia Ahmad

By:	/s/ Howard B. Kerzner
Name: Howard B. Kerzner
Title: Director

In witness:	/s/ Giselle Pyfrom

DEVELOPER:

KERZNER INTERNATIONAL
DEVELOPMENT FZ-LLC

By:	/s/ Richard Lindsay
Name: Richard Lindsay
Title: Authorized Signatory

In witness:	/s/ Sahia Ahmad